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Exhibit 21

SUBSIDIARIES OF SHAMIR OPTICAL INDUSTRY LTD.

        List of subsidiary and associated undertakings and other significant holdings of Shamir Optical Industry Ltd. as at February 11, 2005. None of the companies listed below operates under a name other than its registered company name.

Company Name	Country of Incorporation
Eyal Optical Industries (1995) Ltd.	Israel
Eyal Optics Holdings A.C.S. Ltd.	Israel
E. S. P. Optics Ltd.	Israel
Aspect Optics Ltd (not active)	Israel
Shamir USA, Inc.	USA
Shamir Insight, Inc.	USA
Altra Trading GmbH	Germany
Inray Ltd.	Israel
Shamir Or Ltd.	Israel
E-vision LLC	USA
Interoptic SARL	France
Altra Optica Espana SL	Spain
Altra Optica Lda.	Portugal
Cambridge Optical Group Limited	UK
JMH Holding Ltd.	UK
Alpha Optik GmbH (not active)	Germany
P.D.A. Advanced Optics Systems Ltd.	Israel

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SUBSIDIARIES OF SHAMIR OPTICAL INDUSTRY LTD.